UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 7)

Caribou Coffee Company, Inc.

(Name of Subject Company (Issuer))

JAB Beech Inc.

Pine Merger Sub, Inc.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

142042209

(CUSIP Number of Class of Securities)

Joachim Creus

JAB Beech Inc.

2200 Pennsylvania Avenue NW

Washington, DC 20037

Tel: (202) 507-5838

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Paul T. Schnell, Esq.

Sean C. Doyle, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

4 Times Square

New York, New York 10036

(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$339,467,568	$46,304

(1)	Estimated solely for purposes of calculating the filing fee. The transaction value was determined by multiplying (x) $16.00 (i.e., the tender offer price) by (y) 21,216,723, the estimated maximum number of shares of the Company common stock to be acquired in the tender offer.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2013, issued August 31, 2012, by multiplying the transaction value by 0.0001364.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11 (a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $46,304	Filing Party: JAB Beech Inc.
Form or Registration No.: Schedule TO	Date Filed: December 21, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 7 further amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on December 21, 2012 (as amended on December 26, 2012, December 28, 2012, December 31, 2012, January 2, 2013, January 3, 2013 and January 4, 2013, “Schedule TO”) relating to the offer by JAB Beech Inc., a Delaware corporation (“Parent”) and Pine Merger Sub, Inc., a Minnesota corporation and a wholly-owned subsidiary of Parent (“Purchaser” and, together with Parent, the “Offerors”), to purchase all outstanding shares of common stock, par value $0.01 per share (“Shares”), of Caribou Coffee Company, Inc., a Minnesota corporation (the “Company”), at a price of $16.00 per Share, net to the seller in cash (less any required withholding taxes and without interest), upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 21, 2012 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Item 11 of the Schedule TO, and the Offer to Purchase, to the extent incorporated by reference therein, is hereby amended and supplemented as set forth below.

The subsection titled “Legal Proceedings” in Section 15—”Certain Legal Matters” is amended and supplemented to add at the end thereof the following:

“On January 7, 2013, an additional purported class action complaint was filed by a purported shareholder against the Company, Parent, Purchaser and the individual directors of the Company in the United States District Court, District of Minnesota captioned Morgan v. Caribou Coffee Company, Inc. et al. (the “Morgan Action”). The Morgan Action alleges breach of fiduciary duty claims against the individual defendants and aiding abetting claims against the Company, Parent and Purchaser. In addition, the action asserts a claim under Section 14 of the Exchange Act challenging certain disclosures made in the Schedule 14D-9.

The complaints in the Morgan Action all purport to be brought individually and on behalf of all shareholders of the Company and all purportedly seek to enjoin the effectuation of the proposed transaction. The complaint contains allegations substantially similar to the other actions described above and allege that the Offer price of $16 per share is inadequate and undervalues the Company. The complaint alleges that the Company’s director defendants breached their fiduciary duties to the Company’s shareholders in connection with the Offer and the Merger and that the proposed transaction is the product of conflicts of interest between the Company’s directors. Among other things, the complaints challenge the sale process, price, the Top-Up Option and certain alleged deal protection provisions in the Merger Agreement as unfair. The complaint further alleges that the Schedule 14D-9 contains materially misleading and incomplete information in violation of Section 14 of the Exchange Act. In particular, the complaint challenges the financial analysis and opinion provided by Moelis. The complaint also alleges that the Company, Parent and Purchaser aided and abetted such alleged breaches of the Company’s director defendant’s fiduciary duties.

The action seeks, among other relief: declaring the action to be a class action; injunctive relief enjoining the Offer and the Merger; rescinding, to the extent already implemented, the Offer or ordering rescissory damages; directing the Company, Parent, Purchaser and the Company’s director defendants to account to the shareholders for all damages suffered and to be suffered by them; declaring that the Schedule 14D-9 is materially misleading and contains omissions in violation of Section 14 of the Exchange Act and Rule 14a-9 promulgated thereunder, awarding compensatory damages in favor of the plaintiff for loss and damages, awarding costs and disbursements, including reasonable attorneys’ and experts’ fees; and granting any and all further relief as the court may deem just and proper.

The foregoing description is qualified in its entirety by reference to the complaint in the Morgan Action, a copy of which is filed as Exhibit (a)(5)(L) to the Schedule TO, and which is incorporated herein by reference.”

ITEM 12. EXHIBITS

Item 12 of the Schedule TO is hereby amended and restated in its entirety as follows:

(a)(1)(A)*	Offer to Purchase, dated December 21, 2012

(a)(1)(B)*	Form of Letter of Transmittal

(a)(1)(C)*	Form of Notice of Guaranteed Delivery

(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)*	Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form

(a)(1)(G)*	Summary Advertisement, published December 21, 2012 in The Wall Street Journal

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(A)*	Joint Press Release of Parent and the Company, dated December 17, 2012 (incorporated by reference to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on December 17, 2012)

(a)(5)(B)*	Complaint filed by James Randolph Richeson in the District Court of the State of Minnesota, Fourth Judicial District on December 18, 2012

(a)(5)(C)*	Complaint filed by Greentech Research LLC in the District Court of the State of Minnesota, Fourth Judicial District on December 18, 2012

(a)(5)(D)*	Complaint filed by Suketu Shah, in the District Court of the State of Minnesota, Fourth Judicial District on December 20, 2012

(a)(5)(E)*	Order Granting Companioning of Cases, issued December 21, 2012 by District Court of the State of Minnesota, Fourth Judicial District

(a)(5)(F)*	Complaint filed by Mary Arciero, in the District Court of the State of Minnesota, Fourth Judicial District on December 21, 2012

(a)(5)(G)*	Complaint filed by Jay Schufman, in the District Court of the State of Minnesota, Fourth Judicial District on December 20, 2012

(a)(5)(H)*	Amended Complaint filed by James Randolph Richeson in the District Court of the State of Minnesota, Fourth Judicial District on December 27, 2012

(a)(5)(I)*	Complaint filed by Thomas McCormack, in the District Court of the State of Minnesota, Fourth Judicial District on December 28, 2012

(a)(5)(J)*	Complaint filed by Delmar Bishop, in the District Court of the State of Minnesota, Fourth Judicial District on December 28, 2012

(a)(5)(K)*	Complaint filed by Ryan David Harrigill, in the District Court of the State of Minnesota, Fourth Judicial District on January 2, 2013

(a)(5)(L)	Complaint filed by Steven Morgan in the United States District Court, District of Minnesota on January 7, 2013

(b)	Not applicable

(d)(1)*	Agreement and Plan of Merger, dated as of December 16, 2012, among Parent, Purchaser and the Company (incorporated by reference to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on December 17, 2012)

(d)(2)*	Non-Disclosure Agreement, dated December 7, 2012, between the Company and Parent

(g)	Not applicable

(h)	Not applicable

*	Previously filed

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 8, 2013

JAB BEECH INC.

By:	/s/ Joachim Creus
Name:	Joachim Creus
Title:	President

PINE MERGER SUB, INC.

By:	/s/ Joachim Creus
Name:	Joachim Creus
Title:	President

EXHIBIT INDEX

(a)(1)(A)*	Offer to Purchase, dated December 21, 2012

(a)(1)(B)*	Form of Letter of Transmittal

(a)(1)(C)*	Form of Notice of Guaranteed Delivery

(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)*	Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form

(a)(1)(G)*	Summary Advertisement, published December 21, 2012 in The Wall Street Journal

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(A)*	Joint Press Release of Parent and the Company, dated December 17, 2012 (incorporated by reference to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on December 17, 2012)

(a)(5)(B)*	Complaint filed by James Randolph Richeson in the District Court of the State of Minnesota, Fourth Judicial District on December 18, 2012

(a)(5)(C)*	Complaint filed by Greentech Research LLC in the District Court of the State of Minnesota, Fourth Judicial District on December 18, 2012

(a)(5)(D)*	Complaint filed by Suketu Shah, in the District Court of the State of Minnesota, Fourth Judicial District on December 20, 2012

(a)(5)(E)*	Order Granting Companioning of Cases, issued December 21, 2012 by District Court of the State of Minnesota, Fourth Judicial District

(a)(5)(F)*	Complaint filed by Mary Arciero, in the District Court of the State of Minnesota, Fourth Judicial District on December 21, 2012

(a)(5)(G)*	Complaint filed by Jay Schufman, in the District Court of the State of Minnesota, Fourth Judicial District on December 20, 2012

(a)(5)(H)*	Amended Complaint filed by James Randolph Richeson in the District Court of the State of Minnesota, Fourth Judicial District on December 27, 2012

(a)(5)(I)*	Complaint filed by Thomas McCormack, in the District Court of the State of Minnesota, Fourth Judicial District on December 28, 2012

(a)(5)(J)*	Complaint filed by Delmar Bishop, in the District Court of the State of Minnesota, Fourth Judicial District on December 28, 2012

(a)(5)(K)*	Complaint filed by Ryan David Harrigill, in the District Court of the State of Minnesota, Fourth Judicial District on January 2, 2013

(a)(5)(L)	Complaint filed by Steven Morgan in the United States District Court, District of Minnesota on January 7, 2013

(b)	Not applicable

(d)(1)*	Agreement and Plan of Merger, dated as of December 16, 2012, among Parent, Purchaser and the Company (incorporated by reference to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on December 17, 2012)

(d)(2)*	Non-Disclosure Agreement, dated December 7, 2012, between the Company and Parent

(g)	Not applicable

(h)	Not applicable

*	Previously filed